October 27, 2006

Ms. Margaret Fitzgerald
Mr. Kevin W. Vaughn

Division of Corporation Finance

United States Securities and Exchange Commission

100 Fifth Street, N.E.

Washington, D.C. 20549

Re:	Sanpaolo IMI S.p.A. Form 20-F for the period ended December 31, 2005 Filed June 29, 2006 File No. 1-14870

Dear Ms. Fitzgerald and Mr. Vaughn:

Thank you very much for your letter dated September 25, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Sanpaolo IMI S.p.A. and its subsidiaries (“Sanpaolo IMI”or the “Group”, also referred to in this letter as “we”), which was filed with the Commission on June 29, 2006.

Our response to the Staff’s comments on the 2005 Form 20-F is set forth below. To facilitate the Staff’s review, we have reproduced the captions of the Staff’s comments in bold face text. Our response follows each comment.

Where applicable, our response refers to the language of proposed disclosure we intend to make in future filings in order to reflect the Staff’s comments. In those cases in which the proposed disclosure is detailed or is a revision of existing detailed disclosure, the proposed disclosure is set forth in a separately numbered Appendix attached to this letter.

Capitalized terms used but not defined herein, have the meanings set forth in the 2005 Form 20-F.

Sanpaolo IMI acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Sanpaolo IMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws for the United States.

Results of Operations by Business Sector for the Two Years Ended December 31, 2005, page 115

1.              We note that you utilize certain non-GAAP financial measures here including “return on risk-adjusted capital” and “allocated capital”. Tell us in detail how you considered the guidance of Item 10 (e) of Regulation S-K in your presentation of these measures. Please revise here and throughout the filing, where appropriate and address the following:

•                  Clearly label such information as “non GAAP”;

•                  Provide a discussion of the way management used the non GAAP financial measure to conduct or evaluate its business;

•                  Disclose the material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

•                  Disclose how management compensates for the limitations;

•                  Disclose why management believes the non –GAAP financial measure provides useful information to investors; and

•                  Provide a tabular reconciliation of the non-GAAP measures to the most comparable GAAP measures. You disclose that you believe there is not a comparable GAAP measures; however it appears that actual return on equity, without the exclusion of current period net income, would provide a comparable GAAP profitability measure.

Response:

On page 115 and 116 in Item 5 of the 2005 Form 20-F we state that:

“[…] the profitability of each Business Sector was expressed in terms of RORAC (Return on Risk Adjusted Capital), allocating the Business Sector’s contribution to the net profit of the Group by its average absorbed capital quantified according to VaR. The financial measures used herein (return on equity or RoE and return on risk adjusted capital or RORAC) are non-GAAP financial measures. Management believes that there are no meaningful comparable financial measures and that such non-GAAP financial measures provide meaningful information. It is on such measures that Sanpaolo IMI developed its strategies and such measures are commonly used by financial institutions and market practice. In the Savings and Assurance Business Sector, profitability was calculated dividing the Business Sector’s contribution to the net profit of the Group by the amount of net shareholders’ equity of Banca Fideuram (excluding net profit for the year) and the average absorbed capital of Assicurazioni Internazionali di Previdenza (A.I.P.)”.

The average absorbed capital was attributed to each Business Sector on the basis of the current risks: credit risk, market risk and operational risk. The measure shows the amount of capital that is needed by each Business Sector to absorb the maximum loss that could occur over a defined time frame and to a defined confidence interval. The only exception was Banca Fideuram, which operates in the Savings and Assurance Business Sector, for which, as a listed company on the Italian Stock Exchange, reference was made to net shareholders’ equity (excluding net profit for the year), in accordance to the same methodology used to calculate RoE (Return on Equity) for the Group.

Risk Adjusted Capital, RoE and RoRAC are non-GAAP financial measures and we will label them clearly as non-GAAP information also in the tabular disclosures of our future filings.

Because the results of the Business Sectors are composed both by an aggregate of the results of subsidiary companies and branches of companies which operate in more than one Business Sector, comparable shareholders’ equity data by Business Sector is unavailable. Consequently, Sanpaolo IMI’s management believes that Risk Adjusted Capital represents a comparable measure to capital absorption by Business Sector. The difference between the capital absorbed by the Business Sectors and the shareholders’ equity of the Group, excluding net profit for the year which is allocated to the Central Functions as free capital, provides a reconciliation with the GAAP measure (consolidated shareholders’ equity) at Group level. Risk Adjusted Capital is commonly used by financial institutions(1), and market practice in capital allocation process. It is also the measure on which the Group will evaluate its capital

(1) The financial institutions which use risk adjusted measures include Banco Santander S.A. and ING Groep N.V.

adequacy according to the regulations under pillar two of the new Basel Capital Accord(2).

Bank of Italy instructions (Chapter 2, paragraph 7 of Bank of Italy Circular No. 262 dated December 22, 2005, as amended, the “Bank of Italy Circular”) relating to requirements of the relazione sulla gestione, the functional equivalent of the Operating and Financial Review and Prospects in Italian periodic reports, state that relazione sulla gestione has to contain the basic measures relating to company operations, not specifying if these measures are required to be GAAP measures. Bank of Italy and Commissione Nazionale per le Società e la Borsa (“CONSOB”), the Italian securities and exchange regulator, which are responsible for the supervision of our Italian periodic reports never objected to our use of measures such as RoRAC and allocated capital. As explained above, management believes that RoRAC and allocated capital are the most meaningful measures to evaluate Business’ Sectors results, best represent the business and that there are no meaningful comparable GAAP financial measures.

We also believe that RoRAC is useful for investors because it enables them to compare the profitability of each Business Sector in relation to the capital absorbed by such Business Sector. It is on the basis of RoRAC and allocated capital that Sanpaolo IMI’s management develops its strategies.

Reconciliation between Audited and Reclassified Income Statements, page 123

2.              We note that you have presented a reclassified income statement for the purpose of discussing the results of your operations in this section. The adjustments you have made to your audited financial statements result in the presentation of non-GAAP statements of income. Tell us in detail how you considered the guidance of Item 10(e) of Regulation S-K as well as the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website in your presentation of these measures. If you are able to support your basis for continuing to present these measures, please revise here and throughout the filing where appropriate, to label such information as “non-GAAP” and disclose the following:

(2) Pillar two of the new Basel Capital Accord and the Internal Capital Adequacy Assessment Process of the Capital Requirement Directive (enforced in the European Union) requires that banks should evaluate their capital adequacy by means of internal models. The Committee of European Banking Supervisors in its guidelines of January 25, 2006 on the application of the supervisory review process under pillar two of the new Basel Capital Accord states that “Institutions will not be required to use formal economic capital (or other) models, although it is expected that more sophisticated institutions will elect to do so”.

•                  A more transparent discussion of the reason these adjustments are being made and how the amounts were determined;

•                  A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

•                  The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

•                  How management compensates for the limitations; and

•                  Why management believes the non-GAAP financial measure provides useful information to investors.

Response:

The discussion of our consolidated results as disclosed under the header “Results of Operations for the Two Years Ended December 31, 2005”, starting on page 96 of the 2005 Form 20-F (the “Discussion of the Consolidated Results”), is based on our audited consolidated income statement data. It is only such data that is presented in tabular format and that is the basis of the discussion of the Discussion of the Consolidated Results. In the Discussion of the Consolidated Results we only discuss reclassified results in our analysis of net interest income. The presentation of reclassified results in such analysis is in narrative form only and is purely secondary with respect to the presentation of our audited consolidated results.

Furthermore, as discussed below under “Italian Regulations” the use of reclassified income statement data is expressly authorized by the Italian supervisory authorities which have jurisdiction over Sanpaolo IMI primary financial statements. The reclassified income statement data is the only data discussed and analyzed in the relazione sulla gestione presented in Sanpaolo IMI’s periodic financial reports used in Italy. The reclassified income statement used by Sanpaolo IMI in its 2005 Form 20-F satisfies the requirements set forth by the Commission in the adopting release No. 33-8176 “Conditions for Use of Non-GAAP Financial Measures” under section B.1.b thereof.

On page 1 of the 2005 Form 20-F, under the header “Presentation of Information” we state:

“In this annual report we also present, solely for purposes of management’s Operating and Financial Review and Prospects, reclassified and pro forma income statement information. For an explanation of the reconciliation between the audited and reclassified income statements, see: Item 5.A- “Operating and Financial Review and

Prospects, Results of Operations by Business Sector for the Two Years Ended December 31, 2005, Reconciliation Between Audited and Reclassified Income Statements”.

On page 93 of the 2005 Form 20-F, before the Discussion of the Consolidated Results, under the header “Presentation of Results” we state that:

“Except as discussed herein, in the following discussion, the comparison between our consolidated results of operations for the years ended December 31, 2004 and those for the year ended December 31, 2005 is based on our audited consolidated income statement. For what concerns the discussion of our consolidated results of operations, solely for purposes of discussing our net interest income, average interest spread and net interest margin, we also compare the results for the year ended December 31, 2005 with those for the year ended December 31, 2004 based on our reclassified consolidated income statement. The reclassified income statement presented as part of our net interest income discussion is derived from and reconciled to the audited income statement, and is prepared consistently with and as authorized by Italian law and regulations. The reclassified income statement also forms the basis of management’s discussion and analysis of operating results in our Italian annual report.” (Emphasis added)

Starting on page 123 of the 2005 Form 20-F, under the header “Reconciliation Between Audited and Reclassified Income Statements” we reconcile in tabular format (and provide narrative explanations in the form of footnotes) the audited consolidated financial statement with the reclassified income statement.

We therefore believe that our disclosure complies with the guidance provided by Item 10(e) of Regulation SK because:

•                          The audited GAAP results are the only results presented in tabular format in the Discussion of the Consolidated Results and in the analysis of net interest income in our Discussion of the Consolidated Results (the only analysis in our Discussion on the Consolidated Results in which we also analyze reclassified data) are discussed before the non-GAAP measures in the narrative discussion.

•                          The reconciliation tables starting on page 123 of the 2005 Form 20-F present a clear quantitative explanation of the reconciliation between GAAP and non-GAAP measures.

•                          The discussion on page 93 of the 2005 Form 20-F, which is reproduced above, includes a statement as to why the non-GAAP measures provide useful information.

We also believe that the reconciliation tables and the footnotes appertaining thereto, starting on page 123 of the 2005 Form 20-F provide a transparent discussion of the reasons the adjustments were made and how the amounts were determined.

For a discussion of the use of reclassified financial statements in the discussion of our results of operations by Business Sector please see our response to your comment No. 17.

Italian Regulations

The use of reclassified income statement is expressly permitted by and consistent with Italian law and regulations applicable to Sanpaolo IMI.

Article 9 of Legislative Decree No. 38 dated February 2, 2005 (“Legislative Decree 38/05”), provides that credit and financial institutions, such as Sanpaolo IMI, are subject to Bank of Italy instructions with respect to, among other things, the preparation and publication of their consolidated and unconsolidated financial statement accompanied by the relazione sulla gestione.

The Bank of Italy’s instructions with respect to the preparation and publication of financial statements are contained in chapter 2, paragraph 7 of the Bank of Italy Circular, which deals with the requirements for the relazione sulla gestione for the presentation of the unconsolidated financial results of a bank. Such provisions expressly require a bank to discuss its principal “combined line items”(3). There are no other relevant Bank of Italy instructions relating to the relazione sulla gestione for a bank’s consolidated financial results. It is thus clear that the relazione sulla gestione relating to the consolidated financial results of a bank is required to discuss a year-on-year comparison between the “principal combined items” of the balance sheet and income statement.

The Bank of Italy Circular’s use of the term “combined line items” rather than the term “line items” (in Italian, “voci”) reflects an explicit expectation on the Bank of Italy’s part that banks will base their relazione sulla gestione on reclassified financial statements, because their audited financial statements do not contain “combined line items”.

(3) “The changes, compared to the preceding financial year, in the principal combined line items of the balance sheet, the income statement, the statement of changes in shareholder’ equity and the statement of cash flows are explained” (emphasis added). This is an unofficial translation from the Italian, which reads:  “Sono illustrate le dinamiche fatte registrare, rispetto all’esercizio precedente, dai principali aggregati di stato patrimoniale e di conto economico.”

As a company listed on the Italian Stock Exchange, Sanpaolo IMI is subject to CONSOB’s Regulations Concerning Issuers (Regolamento concernente gli emittenti, or “CONSOB Issuer Regulations”) adopted with CONSOB Communication n. 11971 dated May 14, 1999 and modified with CONSOB Communication n. 15520 dated July 27, 2006.

Pursuant to Article 66(7)(b) of CONSOB Issuer Regulations, which deals with a company’s public disclosure obligations, CONSOB issued Communication DME/6064291 dated July 28, 2006 (“CONSOB Communication DME/6064291”), dealing with press releases to be issued by listed companies in connection with the approval of year-end and quarterly financial statements by their board of directors. In CONSOB Communication DME/6064291, CONSOB specifically provides that:

“As an alternative to the legally required presentations of the balance sheet and the income statement, in the event the relazione sulla gestione contains reclassified presentations of the income statement and the balance sheet that are complete and sufficiently detailed, companies may attach such statements.”(4)

Furthermore, CONSOB issued Communication DME/6064293 dated July 28, 2006 (“CONSOB Communication DME/6064293”), relating to releases to be issued by listed companies that have securities traded on the Italian Stock Exchange, CONSOB Communication DME/6064293 provides that:

“For the main items of the reclassified income statement, companies have to insert appropriate notes to reconcile them to the items of audited financial statements.”(5)

Item 11. Quantitative and Qualitative Disclosures About Market Risk - page193

3.              We note that you have included a number of disclosures regarding your risks outside of the financial statements. IFRS requires such disclosures to be included in the financial statements. Please revise your filing to include the risk related disclosures required by paragraphs 56 to 59 and 76 to 95 of IAS 32 in the notes to the financial statements.

Response:

(4) This is an unofficial translation from the Italian, which reads:  “Alternativamente agli schemi di legge, qualora la relazione sulla gestione contenga schemi riclassificati di conto economico e stato patrimoniale completi e sufficientemente analitici, le società potranno allegare detti prospetti.”

(5) This is an unofficial translation from the Italian, which reads:  “Per le principali voci riportate negli schemi riclassificati devono essere inserite apposite annotazioni di rinvio alle voci degli schemi obbligatori.”

The risk related disclosures reported on page 193 are also reported within the consolidated financial statements mainly from page F-119 to F-159 of the 2005 Form 20-F. For your convenience we have summarized in the following table the pages of the 2005 Form 20-F where you can find the disclosures requirements in paragraphs 56 to 59 and 76 to 95 of IAS 32:

Disclosures required by IAS 32 (paragraphs 56 to 59 and 76 to 95)	Page of 2005 Form 20-F

Paragraphs 56 to 59 regarding Risk management policies and hedging activities	Pages F-23 and F-24 (Part A Accounting policies - Part A.2 Information on the main financial statement items – Section 6 Hedge accounting)

Page F-41 (Part B Information on the consolidated balance sheet – Assets – Section 4 Available for sale financial assets - Point 4.3 Available-for-sale financial assets: hedged assets and Point 4.4 Available-for-sale financial assets: assets subject to specific hedging)

From page F-36 to F-38 (Part B Information on the consolidated balance sheet – Assets- Section 2 Financial assets held for trading)

Page F-47 (Part B Information on the consolidated balance sheet –Assets- Section 8 Hedging derivatives)

Page F-76 (Part B Information on the consolidated balance sheet –Liabilities- Section 6 Hedging derivatives)

Paragraphs 76 to 85 regarding Credit risk	From page F-119 to F-132 (Part E Information on risks and hedging – Section 1 Banking group’s risks – 1.1 Credit risk)

Disclosures required by IAS 32 (paragraphs 56 to 59 and 76 to 95)	Page of 2005 Form 20-F

From page F-20 to F-23 (Part A Accounting policies - Part A.2 Information on the main financial statement items – Section 4 Loans and Guarantees)

Page F-23 (Part A Accounting policies - Part A.2 Information on the main financial statement items – Section 5 Financial assets designated at fair value)

Page F-30 (Part A Accounting policies - Part A.2 Information on the main financial statement items – Section 15 Financial Liabilities Designated as at Fair Value)

Paragraphs 86 to 93 regarding Fair value	Pages F-34 and F-35 (Part A Accounting policies - Part A.3 Fair value of financial instruments)

Pages F-38 and F-39 (Part B Information on the consolidated balance sheet – Assets – Section 3 Financial assets designated as at fair value)

Page F-75 (Part B Information on the consolidated balance sheet –Liabilities – Section 5 Financial liabilities designated at fair value)

Paragraphs 94 and 95 regarding Other disclosures	Page F-93 (Part B Information on the consolidated balance sheet – Other information – Point 1 Guarantees granted and commitments and Point 2 Assets lodged to guarantee own liabilities and commitments)

Report of Independent Registered Public Accounting Firm, page F-6

4.              Please revise to have your independent public accountant provide an audit opinion of the consolidated financial statements of Sanpaolo IMI that explicitly identities the consolidated subsidiaries that they did not audit.

Response:

Our independent public accountant propose to enhance their audit opinion in our future filings beginning with the 2006 Form 20-F by adding the names of the two consolidated subsidiaries that they did not audit. However the reports of the other independent public accountants relating to those two consolidated subsidiaries have been attached to the 2005 Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-6

5.              We note the financial statements of GEST Line S.p.A. (“GEST”) were presented and audited for conformity with Italian GAAP, and your consolidated financial statements were audited in conformity with International Financial Reporting Standards and adopted by the European Union (“EU GAAP”). Please have your independent public accountants revise their audit opinions to explicitly state the division of responsibility among the independent public accountants for the “conversion” of the GEST financial statements to EU GAAP. For additional information, please refer to the guidance in the “References to Another Auditor” section under V.J of the International Reporting and Disclosure Issues outline on our website at www.sec.gov.

Response:

The independent public accountant’s report included on page F-7 of the 2005 Form 20-F related to GEST financial statements, state on paragraph 4th their responsibility for the conversion of GEST financial statements from Italian GAAP to EU GAAP and from EU GAAP to US GAAP.

We have realized that our independent public accountant’s report made reference to International Financial Reporting Standards but omitted to state “as adopted by the European Union”. We will ask our independent public accountants to revise their opinion in future filings.

Statement of Consolidated Cash Flow, page F-14

6.              Please tell us how you determined your Statement of Cash Flows conforms to the presentation prescribed by IAS 7. Please tell us how you determined the appropriateness of your presentation of your cash flows associated with lending activities and cash flows associated with deposit activities.

Response:

As required by the Italian law, our presentation and preparation of the statement of cash flows is consistent with the instructions provided by the Bank of Italy.

Article 9 of the Italian Legislative Decree No.38 dated February 28, 2005, which governs the adoption in Italy of the International Financial Reporting Standards as adopted by the European Commission provides that:

“The powers of the Bank of Italy referred to in Articles 5(1), and 45 of Italian Legislative Decree no. 87 of 27 January 1992 are exercised for the entities(6) set out in letter c) of para. 1 of article 2 which prepare the statutory or consolidated financial statements in accordance with the international accounting standards and complying with the same standards”(7).

Articles 5(1) and 45 of the Italian Legislative Decree No.87 dated January 27, 1992 provides that banking and credit institutions, such as Sanpaolo IMI, are subject to Bank of Italy instructions with respect to, among other things, the preparation and publication of their consolidated and stand-alone financial statements.

The Bank of Italy Circular provides the instructions with respect to the preparation and publication of consolidated financial statements in accordance with EU GAAP. Such instructions are mandatory for banking and credit institutions. Chapter 2 paragraph 5 of the Bank of Italy Circular, provides the instructions for the preparation of the statement of cash flows. Appendix B paragraph 4 of the Bank of Italy Circular, includes a template of the statement of cash flow that banking and credit institutions are required to apply. The template refers to either the direct or indirect method, both allowed by IAS 7. Sanpaolo IMI has adopted the indirect method, in compliance with the presentation template provided by the Bank of Italy Circular.

In accordance with the template provided by the Bank of Italy Circular, Sanpaolo IMI presents cash flows associated with lending activities and cash flows

(6) Banking and credit institutions such as Sanpaolo IMI.

(7) This is an unofficial translation from the Italian, which reads: “I poteri della Banca d'Italia di cui agli articoli 5, comma 1, e 45 del decreto legislativo 27 gennaio 1992, n. 87, sono esercitati, per i soggetti di cui alla lettera c) del comma 1 dell'articolo 2 che redigono il bilancio di esercizio o il bilancio consolidato in conformità ai principi contabili internazionali, nel rispetto dei principi contabili internazionali”.

associated with deposit activities under “Liquid assets generated/absorbed by financial assets” and “Liquid assets generated/absorbed by financial liabilities” in the category denominated “Operations”.

Sanpaolo IMI also believes that loans to customers and deposit taking from customers correspond to the classification of operating activities that is outlined in paragraphs 13 to 15 of IAS 7, due to the fact that the taking of deposits and the reinvestment of those deposits in securities and loans relate to the Group main revenue producing activity which is to earn net interest income.

Section 9 – Intangible Assets, page 25

7.              Please revise this section to more clearly specify any other identifiable intangible assets, such as core deposits, trade names, non-compete agreements, customer contracts, or customer relationship that you have acquired as part of your business combination. Your disclosures here and on page F-65 seem to imply that the only intangibles you have recorded are related to goodwill and software. This seems inconsistent with your disclosure on page 170 of your 2004 Form 20-F that indicates your acquired intangibles included core deposit, customer list, brand and asset under management. Please revise page F-65 to quantify the amounts of each type of intangible recorded as of each balance sheet date and specify the amortization period for each. Please revise page F-215 to discuss the differences in how you treated these assets for U.S. GAAP purposes compared to EU GAAP. If you did not allocate any of your purchase price to such intangibles, please tell us why not and how you determined that none existed under EU GAAP or U.S. GAAP.

Response:

Please note that page 170 of our 2004 Form 20-F indicates the accounting treatment under US GAAP of the acquired intangible assets in a business combination. In the transition to EU GAAP, Sanpaolo IMI has selected not to retrospectively apply IFRS 3 Business Combinations, as permitted by IFRS 1 First-time Adoption of International Financial Reporting Standards, to business combinations that occurred before 1 January 2004. Therefore, on transition to EU GAAP, the goodwill included in the financial statements is based on amounts recorded on the basis of the previous accounting principles. Sanpaolo IMI has not entered in any transaction accounted as a business combination since January 1, 2004. As a result there are no other identifiable intangible assets than goodwill and software that are recognized under EU GAAP.

Section 12 – Provisions for Risks and Charges, page F-27

8.              Please revise to more clearly describe your seniority bonus plan and to disclose your rationale for estimating this accrual based upon actuarial assumptions. Refer us to the technical literature you considered, and tell us how you considered paragraph 17-23 of IAS 19.

Response:

Please note that seniority bonus plan relates to long-term employee benefits and is not a bonus scheme. These benefits are paid to employees as compensation for their loyalty to the Sanpaolo IMI Group after they have rendered their services to the Sanpaolo IMI Group for 25 and 35 years. The amount of compensation paid represents one month of the applicable employee’s salary.

In order to account for these benefits we have followed the guidance in paragraphs 126 to 130 of IAS 19, which state that long-term employee benefits are recorded using actuarial techniques.

We will revise our future filings to clarify our accounting policy relating to this item. Please see Appendix 1 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

Section 17 – Insurance Asset and Liabilities

Financial Products Not Included Under Separate Management, page F-32

9.              Please tell us how you considered the guidance of paragraph 14(a)(iii) and 14(b)(iii) of the appendix to IAS 18 in determining your policy for the immediate recognition of origination fees and the deferral of investment and management fees.

Response:

In accordance with IAS 39, the financial products that are not subject to significant insurance risk and are not included under separate management are shown in the financial statements as financial liabilities and are measured at fair value, on the basis of the option provided (Fair Value Option) or at amortized cost. In particular, the portion of index- and unit-linked policies that are considered investment contracts are measured at fair value, whereas the policies with specific asset not included under separate management are valued at amortized cost.

For the liabilities designated at fair value, income and costs relating to the products in question are classified under two headings:

(i)                                     origination, to be recorded in the statement of income at the time the product is issued; paragraph 14(a) of IAS 18 states:

“[…] However, when the financial instrument is measured at fair value with the change in fair value recognised in profit or loss, the fees are recognised as revenue when the instrument is initially recognised”; and

(ii)                                  investment and management services, to be amortized over the life of the product which depends on how the service is provided, in accordance with paragraph 14(b)iii of IAS 18.

In addition, for what concerns policies with specific asset not included under separate management, incremental income and cost items are included in the calculation of the amount to be amortized, in accordance with paragraphs 14(a)iii.

Section 18 – Other information

Revenue and Cost Recognition, page F-33

10.       Please tell us the accounting literature you relied upon to determine the appropriateness of your policy to record the gain or loss on trading activity without an active market on a straight-line over the duration of the transaction. Additionally, please quantify the amount of gains and losses deferred and recognized during the periods presented.

Response:

There are no deferred gains or losses on trading activity without an active market amortized on a straight-line basis over the duration of the transaction.

We will revise our future filings to further clarify our accounting policy of this item. Please see Appendix 2 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

13.1 Intangibles Assets: break-down by type of asset

Information on the method used to undertake the impairment test on the goodwill, page F-63

11.       Please revise to disclose how you determined the three cash-generating units you identified here. In your revised disclosure, specify how you determined the cash flows from each of your subsidiaries did not represent a separate cash-generating unit. Refer to the definition of cash-generating unit defined in paragraph 6 of IAS 36. Tell us in detail how you considered the guidance of paragraphs 66-108 of IAS 36.

Response:

In accordance with the definition of cash-generating unit in paragraph 6 of IAS 36, we have determined that subsidiaries with operating activities in the same business segment could be considered part of the same cash-generating units. At a consolidated level, goodwill is being monitored by management at the cash-generating units level and not at the subsidiary level.

Following the guidance in paragraph 80 of IAS 36, we have allocated goodwill acquired in a business combination to the groups of cash-generating units that are expected to benefit from the synergies of the combination. Sanpaolo IMI’s management monitors the recoverability of goodwill through the annual impairment test of its three groups of cash-generating units identify (ie Banking, Savings and Assurance, and Asset Management and International Private Banking).

These three groups of cash-generating units represent the lowest level at which goodwill is being monitored by management and is not larger than the segment reporting.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F. Please see Appendix 3 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

15.9 Valuation reserves of available for sale investments annual changes, page F-91

12.       Please revise your future filings to disclose the nature of the positive and negative adjustments to your valuation reserves classified as “other changes”.

Response:

Please note that the line item “other changes” refers mainly (for a total amount of €706 million) to the impact of the first time adoption of IAS 32, IAS 39 and IFRS 4, as indicated on page F-90.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F. Please see Appendix 4 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

a. Other administrative costs: break-down, page F-109

13.       Please revise to disclose the nature of the line item “recoveries”. In your revision, please disclose the nature of the recovery and your accounting policy for the recoveries.

Response:

Recoveries of indirect duties and taxes mainly relate to the reimbursement from our customers of stamp duties, substitute tax (established by Italian Presidential Decree 601/73) and tax on stock exchange contracts that are paid by the Group on their behalf. Such reimbursement is recognized on an accrual basis.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F by adding a description of the nature of such recoveries. Please see Appendix 5 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

15.1 Other operating expenses, break-down, page F-111

14.       Please revise to clarify your accounting policy for and the nature of the potential leasing fees which you recognised as charges during the year. Please disclose the amount of such fees in 2004. Refer us to the technical accounting literature you considered.

Response:

Please note that when we referred to “potential leasing fees” we meant contingent rent as defined in paragraph 4 of IAS 17 Leases.

The Group has entered into finance lease contracts with its clients as lessor. The payments are not fixed in amount but are based on floating interest rates. The amount recognized as contingent rent on an accrual basis represents the effect of the interest rate movement between inception and each subsequent measurement date based on the applicable floating interest rates. During the years ended December 31, 2005 and 2004 the contingent rent recognized due to the effect of the reduction in the applicable interest rate amounted was, respectively, €27 million and €42 million.

We propose to enhance our disclosure in our future filings by adding a description of the nature of the contingent rent. Please see Appendix 6 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

16.1 Profit (losses) on investments: break-down, page F-112

15.       Please revise to disclose the conditions which lead to the €46 million impairment charge to your investment in Cassa dei Risparmi di Forlì.

Response:

The “adjustment for impairment” relates to our affiliate Cassa dei Risparmi di Forlì. In assessing whether that the equity investment in Cassa dei Risparmi di Forlì might be impaired, Sanpaolo IMI considered the negative performance of the Cassa dei Risparmi di Forlì during 2005, which was significantly below expectations. In 2005 the economic environment in which Cassa dei Risparmi di Forlì operates was characterized by a negative trend and the significant and prolonged reduction in the fair value of the equity of Cassa dei Risparmi di Forlì below the cost recorded in Sanpaolo IMI’s consolidated financial statements. The dividend discount model was used to estimate the fair value of the investment of Cassa dei Risparmi di Forlì which lead to €46 million impairment charge.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F by adding a description of the conditions which lead to the €46 million impairment charge. Please see Appendix 7 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

18.1 Impairment of goodwill: break-down, page F-113

16.       Please revise to disclose the circumstances which lead to the cancellation of the residual goodwill arising from an investment in a private equity company, and please tell us the amount of any prior charges you have recognized from the cancellation of goodwill. Tell us what technical literature you considered in determining your accounting for the “cancellation” of goodwill.

Response:

Please note that when we referred to “cancellation” of goodwill we meant an impairment charge of goodwill of €759 thousand. No cancellations of goodwill were made.

The mentioned impairment charge of goodwill shown at caption 260 of the consolidated statement of income relates to the impairment charge relating to an investment that was sold.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F. Please see Appendix 8 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

Part D – Segment Reporting, page F-116

17.       Please revise to include all segment reporting disclosures required by IAS 14.

Response:

The economic and balance sheet financial measures presented in Part D – Segment Reporting are those which Sanpaolo IMI management judges to be the most meaningful in order to comply with the objective stated by IASB for IAS 14 segment reporting, which is to help users of financial statements:

(a)           better understand the entity’s past performance;

(b)           better assess the entity’s risks and returns; and

(c)           make more informed judgements about the entity as a whole.

On this basis, Sanpaolo IMI management determined that the two most meaningful income statement measures to present by segment were operating income and pre-tax operating profit.

Similarly, Sanpaolo IMI management determined that the most important balance sheet item to present by segment was interest-earning assets. We believe that presenting interest-earning assets rather than total assets by segment is in accordance with the definition of segment assets contained in Paragraph 16 of IAS 14: “[…] those operating assets that are employed by a segment in its operating activities and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis”.

With reference to primary segment reporting disclosures required by IAS 14, we propose to include in the F-pages of our future filings beginning with the 2006 Form 20-F the following additional information:

•  “Net profit”;

•  “Profits on equity shareholdings”;

•  “Net adjustments to loans”;

•  “Net adjustments to tangible and intangible assets”;

•  “Total interest-bearing liabilities”; and

•  “Capital expenditures”.

Please note that this information, with the exception of the last item (which we did not consider material), was disclosed in Item 5–Results of Operations by Business Sector at pages 117-120 of the 2005 Form 20-F.

With respect to the disclosure between external revenues and intersegment revenues, we considered this information not material because the revenues of the business sectors of the Group are largely generated from external customers and do not propose to include such information in our future filings.

With reference to secondary segment reporting disclosures required by IAS 14, we will include in the F-pages of our future filings beginning with the 2006 Form 20-F information about capital expenditures, which was not provided in the 2005 Form 20-F because we did not consider it material.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F. Please see Appendix 9 to this letter for an example of our proposed tables as applied to the relevant page of the 2005 Form 20-F.

Please note that, as disclosed in Item 5 of the 2005 Form 20-F at pages 117-120, our segment income statement data is based on our reclassified income statement. As discussed in our response to comment 2 above, the use of a reclassified income statement is expressly permitted by and consistent with Italian law and regulations applicable to Sanpaolo IMI and, with respect to segment reporting under IAS 14, is consistent with the disclosure of the other major Italian banks such as Unicredit S.p.A., Banca Intesa S.p.A. and Capitalia S.p.A.

We propose to enhance our disclosure in our future filings beginning with the 2005 Form 20-F by presenting the reconciliation between the “Group total” column (based on our reclassified consolidated income statement) and a new “Group total” column (based on our audited consolidated income statement) directly in the segment reporting tables which appear at pages F-116 – F-118 of the 2005 Form 20-F.

C - Securitization and Sales of Asset Transactions

C.1 Securitization Transaction, page F-131

18.       Please revise to disclose how you have accounted for your servicing obligation associated with the Split2 securitization transaction. In your revision please quantify the dollar amount of servicing income and expense recognized during the periods presented, and disclose the line items where the servicing activity is presented in your financial statements.

Response:

Please note that in accordance with SIC 12, the special purpose vehicle Split2, set up pursuant to Italian law 130/99 for the securitization of trade receivables, has been consolidated as disclosed on page F-52 in Section 10 – “Scope of consolidation and equity investments”. Sanpaolo Leasint, a subsidiary of the Group, is engaged in the business of servicing of the securitization transaction. As a result, assets, liabilities, gains and losses from inter-company transactions are eliminated through consolidation and no servicing asset or liability is recorded in the consolidated financial statements.

Section 2 – Significant Differences in valuation and income recognition under EU GAAP and U.S. GAAP

( c ) Investments in Equity Securities, page F-216

19.       Please revise to more clearly discuss the nature of the equity securities and transactions during 2005 which caused the reconciling items to net income and shareholders’ equity.

Response:

According to EU GAAP investments in non-marketable equity securities of 20% or less of the equity of the entity, with reliable fair value, are accounted at fair value with unrealized gains or losses recognized in a specific equity reserve until they are realized. Certain unlisted equity securities, whose fair value cannot be reliably established or verified, are stated at cost, as adjusted for any impairment losses verified.

Instead, according to US GAAP all non-marketable equity investments of 20% or less of the equity of the entity are accounted for under the cost method, reduced through write-downs to reflect “other than temporary” impairments in value. Reversals of impairments are not permitted. The effect to net income is due to an acquisition that qualified as a secured loan rather than as a direct purchase of equities as treated under Italian GAAP and the transition provisions to EU GAAP. In prior years, under US GAAP, the minimum guaranteed return was accrued to income over the life of the loan using the effective interest method. In 2005 after the sale of the investment, the accounting difference has been reversed in the income statement.

We propose to enhance our disclosure in our future filings. Please see Appendix 10 to this letter for an example of our proposed tables as applied to the relevant page of the 2005 Form 20-F.

( h ) Employee Benefits, page F-218

20.       Please revise your filing to separately quantify the adjustments on your reconciliations specific to differences in the accounting treatment of pension costs, employee termination indemnity, and stock option plans.

Response:

The adjustments on our reconciliation of income statement related to Employee Benefits amounted to (5) millions euro for 2005 and 5 millions euro for

2004 can be subdivided in the following parts: employee termination indemnity (5) millions euro for 2005 and 12 millions euro for 2004, pension cost 2 million euro for 2005 and (2) millions euro for 2004, and stock option plans (2) millions euro for 2005 and (5) millions euro for 2004.

The adjustments on our reconciliation of equity related to Employee Benefits amounted to 222 millions euro for 2005 and (25) millions euro for 2004 can be subdivided in the following parts: employee termination indemnity 90 millions euro for 2005 and (4) millions euro for 2004, pension cost 132 million euro for 2005 and (21) millions euro for 2004 and stock option plans 0 millions of euro and 0 millions of euro.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F by separately quantify the adjustments on our reconciliations. Please see Appendix 11 to this letter for an example of our reconciliations, as applied to the relevant page of the 2005 Form 20-F.

( i ) Employee Termination Costs and Other Provisions, page F-219

21.       You disclose that U.S. GAAP only allows the discounting of termination benefits in situations in which the timing of the cash flow is fixed. Please refer us to the U.S. GAAP accounting literature you relied upon to make this determination, and tell us how you considered the guidance of paragraph A4 of SFAS 146.

Response:

Please note that when we refer to “Provisions”, we are referring to provisions that fall outside the scope of FASB Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities. Such Provisions are within the scope of FASB Statement No. 5 Accounting for Contingencies where discounting is not allowed if the timing of the cash flow is not fixed.

(k) Deferred taxes on Equity Reserves, page F-220

22.       Please revise to disclose the nature of this reconciling item noted to arrive at U.S. GAAP equity.

Response:

According to EU GAAP deferred taxes are not calculated on equity reserves generated by either domestic or foreign group companies regarding unremitted earnings or revaluation of assets if those earnings or assets will not be distributed.

According to US GAAP deferred taxes are calculated on equity reserves generated by domestic group companies regarding unremitted earnings and revaluation of assets irrespective of whether they will be distributed or not. Since 2003 a newly enacted Italian tax law allows the Group to prepare consolidated tax returns, as a result the Group has calculated deferred taxes on unremitted earnings generated after December 31, 2002.

In particular, equity reserves generated by revaluation of assets relates to tangible assets in Italian subsidiaries that were occasionally restated for tax purposes to compensate for the effects of inflation. The amount that offsets the increase in the tax basis of tangible assets is described as a credit to “revaluation surplus,” which is a component of equity for tax purposes.

That amount becomes taxable in certain situations, such as in the event of a liquidation of the Italian subsidiary or if the earnings associated with the revaluation surplus are distributed.

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F by adding an explanatory sentence. Please see Appendix 12 to this letter for an example of our Part M, as applied to the relevant page of the 2005 Form 20-F.

Section 3 – Net Income and Shareholders’ Equity reconciliation between EU GAAP, IFRS as published by IASB and U.S. GAAP, page F-223

23.       The reconciliation U.S. GAAP along with the accompanying footnotes should be in sufficient detail to allow a reader to understand the differences between the amounts reflected in the primary financial statements and the amount reflected in the U.S. GAAP reconciliation. The footnotes should include sufficient quantified detail to allow the reader to understand the difference between a balance sheet or income statement prepared under EU GAAP and one prepared using U.S. GAAP. Your current presentation does not provide sufficient transparency to allow the reader to understand the individual balance sheet or income statements line items affected by the adjustments presented in your reconciliation. Often, this is because multiple differences are aggregated together within a single adjustment. Other times, certain adjustments such as business combinations, the fair value option, or derivatives and hedge accounting affect multiple and possibly all balance sheet and income statement line items. Please revise to provide sufficient detail to support your reconciliations. Alternatively, you could revise to present a full balance sheet and income statement prepared under U.S. GAAP.

Response:

We propose to enhance our disclosure in our future filings beginning with the 2006 Form 20-F by providing a balance sheet and income statement under U.S. GAAP. Please see Appendix 13 to this letter for an example of our proposed disclosure, as applied to the relevant page of the 2005 Form 20-F.

24.       The introduction to this section indicates that the consolidated balance sheets and income statements show the impact of applying U.S. GAAP presentation requirements to amounts determined under EU GAAP. You also disclose that these financial statements do not reflect the U.S. GAAP adjustments indicated in the table in Section 3 of Part M. Please revise to more clearly explain the presentation requirements you are referring to here. You revised disclosures should explain why this presentation does not adhere to U.S. GAAP presentation requirements regarding various items including but not limited to discontinued operations treatment, separate presentation of loans held for sale, separate presentation of other assets held for sale, quantification of the allowance for loans losses on the face of the balance sheet, presenting premiums ceded as an expense rather than a contra-revenue, and proportional consolidation.

Response:

Please note that in response to Staff comment 23 we are proposing to enhance our disclosure in our future disclosure beginning with the 2006 Form 20-F by providing a balance sheet and income statement prepared under US GAAP considering the presentation requirements indicated in this Staff comment. As result Section 4 under the header “Significant presentation differences between EU GAAP and US GAAP” on page F-224 of the 2005 Form 20-F is not longer required. Please see Appendix 13 to this letter for an example of our proposed disclosure.

Note to the Reconciliations, page F-236

25.       Please revise to provide a more robust discussion of each of the adjustments made to your net income under Italian GAAP in order to arrive at net income under EU GAAP. Refer to paragraph 40 of IFRS 1.

Response:

Many of the adjustments made to net income under Italian GAAP in order to arrive at net income under EU GAAP were discussed within the analysis of balance sheet items adjustments from page F-236 to page F-240 of the 2005 Form 20-F.

In Appendix 14 we provide a discussion about each of the adjustments made to our net income under Italian GAAP in order to arrive at net income under EU GAAP.

* * *

As you have seen, to the extent we propose to enhance our disclosure on certain points in response to the Staff’s comments, we propose to do so in future filings. We would prefer to avoid amending and refiling the 2005 Form 20-F for the following two reasons:

First, we believe that our proposed disclosures, either individually or in the aggregate would not materially change or add to our existing disclosure to such an extent as to be time-sensitive. Additionally our responses will be filed on Edgar and any shareholder will have access to the proposed disclosures in our future filings. We therefore believe that it would be appropriate to wait until the 2006 Form 20-F to make such changes.

Second, if we were required to amend and refile the 2005 Form 20-F to reflect our proposed additional disclosures, notwithstanding our view that such disclosures would not be material, we would probably be required to make similar disclosures in Italy in order to comply with our Italian law obligation of treating shareholders equally. If this were the case, we would either have to issue a press release containing the additional disclosures or make the additional disclosures publicly available on our website, at our registered office and at the Italian Stock Exchange.

It would be very unusual to make such interim additional disclosures in Italy solely because of foreign disclosure requirements, and it would undoubtedly be at least somewhat confusing to have to explain that these additional disclosures were not in fact driven by Italian disclosure requirements. The confusion would likely be compounded by the timing of the additional disclosures, because we would be supplementing disclosure made in our 2005 Italian annual report some two months short of the end of 2006, at a time when the information contained in our 2005 Italian annual report will in any event have been overtaken by three sets of quarterly disclosures.

We would therefore be grateful if the Staff would allow us to enhance our disclosure in response to the Staff’s comments on the 2005 Form 20-F starting with the 2006 Form 20-F.

/s/ Bruno Picca
Bruno Picca
Head of Finance and Administration
Department
Sanpaolo IMI S.p.A.

APPENDIX 1 – Response to Staff Comment 8

2005 Form 20-F - Page F-29

“Other fund” include provisions  to set up the reserve necessary to pay out seniority bonuses to employees that become payable at the terms set forth under company by-laws. Seniority bonus plan relates to long-term employee benefits and are paid to employees as compensation for their loyalty to the SANPAOLO IMI Group, after they have rendered their services to the SANPAOLO IMI Group for 25 and 35 years. The amount of compensation paid represents one month of the applicable employee’s salary. These provisions have also been accrued on the basis of an independent actuary by adopting the methods recommended by IAS 19 dealt with earlier. Considering the characteristics of the Group’s commitment, the ‘corridor’ method is not applicable, therefore any actuarial gain or loss is recorded in the financial statements regardless of its amount.

APPENDIX 2 – Response to Staff Comment 10

2005 Form 20-F - Page F-34

With regard to financial instruments, the difference between the fair value of the instruments and the amount paid or received, is recorded in the statement of income at inception only if the fair value can be reliably assessed, on the basis of valuation techniques whose variables include only data from observable markets, and prices applied to recent transactions in the same market where the instrument is traded can be verified.

APPENDIX 3 – Response to Staff Comment 11

2005 Form 20-F – Page F-63

Information on the method used to undertake the impairment test on the goodwill

For the purposes of the impairment test, SANPAOLO IMI has allocated the goodwill acquired in a business combination to the groups of cash-generating units that are expected to benefit from the synergies of the combination. SANPAOLO IMI’s management monitors the recoverability of goodwill through the annual impairment test of its three groups of identified cash-generating units:

•                  Banking

•                  Savings and Assurance

•                  Asset Management and International Private Banking

These three groups of cash-generating units represent the lowest level at which the goodwill is being monitored by management.

APPENDIX 4 – Response to Staff Comment 12

2005 Form 20-F – Page F-91

15.9 Valuation reserves of available for sale investments: annual changes

			OICR
	Debt securities	Equities	shares	Loans
		(€/mil)

1. Opening balance	—	—	—	—
2. Positive changes	225	1,067	4	—
2.1 Increases in fair value	16	527	1	—
2.2 Reallocation of negative reserves to statement of income:
- due to impairment	—	—	—	—
- due to realization	2	—	—	—
2.3 Other changes	207	540	3	—
3. Negative changes	97	38	4	—
3.1 Decreases in fair value	38	10	2	—
3.2 Adjustments to impairment	—	—	—	—
3.3 Reallocation to statement of income from positive reserves:
- due to realization	39	—	2	—
3.4 Other changes	20	28	—	—
D. Closing balance	128	1,029	—	—

The line item “other changes” refers mainly (for a total amount of 706 million euro) to the impact of the first time adoption of IAS 32, IAS 39 and IFRS 4.

APPENDIX 5 – Response to Staff Comment 13

2005 Form 20-F – Page F-109

11.5 Other administrative cost: break- down

	12/31/2005	12/31/2004
	(€/mil)

IT costs	(399)	(423)
Software mantainance and upgrades	(148)	(128)
External data processing	(76)	(93)
Manteinance of operating assets	(54)	(60)
Data trasm ission charges	(48)	(73)
Database access charges	(50)	(45)
Equipment leasing charges	(23)	(24)
Property costs	(299)	(290)
Rental of prem ises	(180)	(179)
Security services	(35)	(34)
Cleaning of premises	(31)	(32)
Manteinance of property owned by the Bank	(24)	(26)
Manteinance of leasehold prem ises	(29)	(19)
General expenses	(205)	(231)
Postal and telegraph charges	(61)	(58)
Office supplies	(33)	(31)
Transport and counting of valuables	(20)	(22)
Courier and transport services	(21)	(20)
Other expenses	(70)	(100)
Professional and insurance fees	(307)	(283)
Professional fees	(159)	(156)
Legal and judiciary expenses	(53)	(56)
Insurance premium s bankS and customers	(57)	(45)
Investigation/comm ercial inform ation costs	(38)	(26)
Promotion, advertising and m arketing expenses	(132)	(101)
Advertising and entertainment	(114)	(82)
Contributions and membership fees to trade unions and business associations	(18)	(19)
Indirect personnel costs	(101)	(106)
Indirect personel expenses	(101)	(106)
Utility	(80)	(85)
Energy	(48)	(48)
Telephone	(32)	(37)
Recoveries	64	45
Total	(1,459)	(1,474)
Indirect duties and taxes	(315)	(251)
- stamp duties	(216)	(169)
- substitute tax (Pres.D ecree 601/73)	(53)	(35)
- local property taxes	(12)	(14)
- tax on stock exchange contracts	(4)	(7)
- non-recoverable VAT on purchases	(9)	(7)
- other	(21)	(19)
Recoveries of indirect duties and taxes	260	200
Total	(55)	(51)
Total other administrative costs	(1,514)	(1,525)

The line item “Recoveries of indirect duties and taxes”  mainly relates to the reimbursement from our customers of stamp duties, substitute tax (established pursuant to Italian Presidential  Decree 601/73) and tax on stock exchange contracts that are paid by the Group on their behalf. The reimbursement is recognized on an accrual basis.

APPENDIX 6 – Response to Staff Comment 14

2005 Form 20-F – Page F-111

15.1 Other operating expenses: break down

	12/31/2005	12/31/2004
	(€/mil)

Other operating expenses
Other changes on consumer credit leasing transactions	(25)	(36)
Other collection expenses	(25)	(7)
Transactions for legal disputes	(9)	(3)
Other non-recurring expenses	(35)	(47)
Other expenses	(12)	(39)
Total	(106)	(132)

The Group has entered into finance lease contracts with its clients as lessor. The payments are not fixed in amount but are based on floating interest rates. The amount recognized as contingent rent on an accrual basis represents the effect of the interest rate movement between inception and each subsequent measurement date based on floating interest rates. During the years ended December 31, 2005 and 2004 the contingent rent recognized due to the effect of the reduction in the applicable interest rate  was, retrospectively, 27 million euro and to 42 million euro.

APPENDIX 7 – Response to Staff Comment 15

2005 Form 20-F – Page F-112

SECTION 16-PROFITS (LOSSES) ON INVESTMENTS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL- CAPTION 240

16.1 Profits (losses) on investments: break-down

Income component/Value	12/31/2005
(€/mil)
1) Subject to joint control
A. Income	7
1. Revaluations	7
2. Profit on disposal	—
3. Write-backs	—
4. Other positive changes	—
B. Charges	(46)
1. Write-downs	—
2. Adjustments for impairment	(46)
3. Losses on disposal	—
4. Other negative changes	—
Net income	(39)
2) Companies subject to significant influence
A. Income	112
1. Revaluations	53
2. Profit on disposal	59
3. Write-backs	—
4. Other positive changes	—
B. Charges	(3)
1. Write-downs	(2)
2. Adjustments for impairment	—
3. Losses on disposal	(1)
4. Other negative changes	—
Net income	109
Total	70

This table does not include the evaluation of Sanpaolo IMI Private Equity Scheme B.V. as it is included among “Non-current assets and groups of discounted assets”. This evaluation had no impact on the consolidated statement of income.

The “adjustment for impairment” relates to our affiliate Cassa dei Risparmi di Forlì. In assessing whether that the equity investment in Cassa dei Risparmi di Forlì might be impaired, Sanpaolo IMI considered the negative performance of the Cassa dei Risparmi di Forlì during 2005, which was significantly below expectations.  In 2005 the economic environment in which Cassa dei Risparmi di Forlì operates was characterized by a negative trend and the significant and prolonged reduction in the fair value of the equity of Cassa dei Risparmi di Forlì below the cost recorded in Sanpaolo IMI’s consolidated financial statements.  The dividend discount model was used to estimate the fair value of the investment of Cassa dei Risparmi di Forlì which lead to 46 euro million impairment charge.

APPENDIX 8 – Response to Staff Comment 16

2005 Form 20-F – Page F-113

18.1 Impairment of goodwill: break-down

During the year, the SANPAOLO IMI Group did not incur significant impairment of goodwill. The impairment charge of one million euro shown at caption 260 of the consolidated statement of income relates to the impairment charge relating to an investment that was sold.

APPENDIX 9 – Response to Staff Comment 17

2005 Form 20-F – Page F-116

Primary segment reporting

			Asset
			Management and		Netting and
		Savings and	International	Central	consolidation
	Banking	Assurance	Private Banking	Functions	entries	Group total
REVENUES OF THE SECTOR (€/mil) (1)
2005 financial year	6,649	1,072	344	341	(4)	8,402
2004 financial year	6,282	925	325	154	18	7,704
Change 2005 financial year / 2004 financial year (%)	5.8%	15.9%	5.8%	121.4%	n.s.	9.1%
RESULT OF THE SECTOR (€/mil) (2)
2005 financial year	2,555	600	233	(380)	15	3,023
2004 financial year	1,994	532	181	(531)	(5)	2,171
Change 2005 financial year / 2004 financial year (%)	28.1%	12.8%	28.7%	(28.4)%	n.s.	39.2%
PROFITS ON EQUITY SHAREHOLDINGS (€/mil)
2005 financial year	66	—	—	50	—	116
2004 financial year	24	—	6	52	—	82
Change 2005 financial year / 2004 financial year (%)	175.0%	—	n.s.	(3.8)%	—	41.5%
NET ADJUSTMENTS TO LOANS (€/mil)
2005 financial year	(426)	1	—	(64)	—	(489)
2004 financial year	(555)	4	(1)	13	—	(539)
Change 2005 financial year / 2004 financial year (%)	(23.2)%	(75.0)%	n.s.	n.s.	—	(9.3)%
NET ADJUSTMENTS TO TANGIBLE AND INTANGIBLE ASSETS (€/mil)
2005 financial year	(29)	(30)	(7)	(371)	—	(437)
2004 financial year	(34)	(38)	(10)	(368)	—	(450)
Change 2005 financial year / 2004 financial year (%)	(14.7)%	(21.1)%	(30.0)%	0.8%	—	(2.9)%
CAPITAL EXPENDITURES (€/mil) (3)
2005 financial year	93	25	6	285	—	409
2004 financial year	121	23	6	293	—	443
Change 2005 financial year / 2004 financial year (%)	(23.1)%	8.7%	—	(2.7)%	—	(7.7)%
TOTAL INTEREST-EARNING ASSETS (€/mil) (4)
12/31/2005	141,463	6,460	4,137	86,730	(53,022)	185,768
12/31/2004	124,132	5,063	4,549	78,206	(48,036)	163,914
Change 12/31/2005 - 12/31/2004 (%)	14.0%	27.6%	(9.1)%	10.9%	10.4%	13.3%
TOTAL INTEREST-BEARING LIABILITIES (€/mil) (4)
12/31/2005	126,115	5,780	4,373	100,483	(58,797)	177,954
12/31/2004	112,349	4,312	5,554	87,784	(52,926)	157,037
Change 12/31/2005 - 12/31/2004 (%)	12.3%	34.0%	(21.3)%	14.5%	11.1%	13.3%

(1)       Total operating income.

(2)       Pre-tax operating profit.

(3)       The caption includes: purchases and capitalized improvement expenses of tangible assets (land, buildings, fixtures and fitting, electrical equipment and other); purchases of intangible assets and increases in internal intangible assets.

(4)       Excluding the Banca IMI group.

2005 Form 20-F – Page F-118

Secondary segment reporting

	Italy	Europe	Rest of the world	Group total
REVENUES OF THE SECTOR (€/mil) (1)
2005 financial year	7,504	843	55	8,402
2004 financial year	6,920	738	46	7,704
Change 2005 financial year / 2004 financial year (%)	8.4%	14.2%	19.6%	9.1%

CAPITAL EXPENDITURES (€/mil) (2)
2005 financial year	385	24	—	409
2004 financial year	418	25	—	443
Change 2005 financial year / 2004 financial year (%)	(7.9)%	(4.0)%	—	(7.7)%

TOTAL INTEREST-EARNING ASSETS (€/mil) (3)
12/31/2005	167,541	11,631	6,596	185,768
12/31/2004	150,810	8,586	4,518	163,914
Change 12/31/2005 - 12/31/2004 (%)	11.1%	35.5%	46.0%	13.3%

(1)       Total operating income.

(2)       The caption includes: purchases and capitalized improvement expenses of tangible assets (land, buildings, fixtures and fitting, electrical equipment and other); purchases of intangible assets and increases in internal intangible assets.

(3)       Excluding the Banca IMI group.

APPENDIX 10 – Response to Staff Comment 19

2005 Form 20-F – Page F-217

(c) Investments in Equity Securities (2005)

Non-marketable equity investments of 20% or less of the equity of the entity, with reliable fair value, are accounted at fair value with unrealized gains or losses recognized in a specific equity reserve until they are realized. Certain unlisted equity securities, whose fair value cannot be reliably established or verified, are stated at cost, as adjusted for any impairment losses verified.

All non-marketable equity investments of 20% or less of the equity of the entity are accounted for under the cost method, reduced through write-downs to reflect “other than temporary” impairments in value. Reversals of impairments are not permitted.

The effect to net income is due to an acquisition qualified as a secured loan rather than as a direct purchase of equities as treated under Italian GAAP and the transition provisions to EU GAAP. In prior years, under US GAAP, the minimum guaranteed return was accrued to income over the life of the loan using the effective interest method. In 2005 after the sale of the investment, the accounting difference has been reversed in the income statement.

APPENDIX 11 – Response to Staff Comment 20

2005 Form 20-F – Page F-223 and F-224

		Year ended December 31,
		2005	2004
		(million of €)

	Profit attributable to equity holders of the Parent under EU GAAP	1,983	1,447

Section 1)	Macrohedge of Core Deposits	(35)	—

	Profit attributable to equity holders of the Parent under IFRS published by IASB
		1,948	1,447

a)	Business Combinations	(336)	(441)
b)	Investments in Debt, Equity Securities and Own Bonds	—	(299)
c)	Investments in Equity Securities	(32)	—
d)	Fair Value Option	(24)	—
e)	Derivatives and Hedge Accounting	(251)	(419)
f)	Treasury Shares	—	(58)
g)	Property Revaluation and Depreciation	13	50
h)	Pension Cost	2	(2)
i)	Employee Termination Indemnity	(5)	12
j)	Stock Option Plans	(2)	(5)
k)	Employee Termination Costs and Other Provision	(18)	(29)
l)	Deferred Acquisition Costs and Actuarial Reserves	39	40
n)	Investments in Associates	(16)	(106)
	Deferred Tax effect on US GAAP adjustments	274	369
	Minority interests effect on US GAAP adjustements	—	—

	Profit attributable to equity holders of the Parent under US GAAP	1,592	559

	Basic Earnings/Loss Per Share (in Euro)	0.85	0.31
	Diluted Earnings/Loss Per Share (in Euro)	0.85	0.30

	Comprehensive income:
	Profit attributable to equity holders of the Parent under US GAAP	1,592	559
	Gross change in unrealized gain/loss on available for sale securities	419	364
	Reclassification adjustments (for realized gains/losses on sales of available for sale	(248)	(28)
	securities previously included in comprehensive income)
	Change in foreign currency translation adjustments	—	—
	Amortization of cash flow hedge reclassified as earnings/costs (FAS 133)	7	4
	Cumulative effect of change in accounting principle, net of related tax effect	—	—
	Minimum liabilities (pension plans)	(46)	(8)
	Deferred tax on other comprehensive income	19	(101)
	Other comprehensive income	151	231
	Comprehensive income	1,743	790

		At December, 31
		2005	2004
		(million of €)

	Shareholders’ equity attributable to equity holders of the Parent under EU GAAP	13,483	12,308

Section 1)	Macrohedge of CoreDeposits	(35)	—

	Shareholders’ equity attributable to equity holders of the Parent under IFRS published by IASB	13,448	12,308

a)	Business Combinations	5,170	5,506
b)	Investments in Debt, Equity Securities and Own Bonds	—	865
c)	Investments in Equity Securities	(330)	—
e)	Derivatives and Hedge Accounting	(3)	(466)
f)	Treasury Shares	—	(77)
g)	Property Revaluation and Depreciation	(775)	(786)
h)	Pension Cost	132	(21)
i)	Employee Termination Indemnity	90	(4)
k)	Employee Termination Costs and Other Provisions	(48)	(37)
l)	Deferred Acquisition Costs and Actuarial Reserves	95	(515)
m)	Deferred Tax on Equity Reserves	(430)	(430)
n)	Investments in Associates	68	84
	Deferred Tax effect on US GAAP adjustments	(537)	(577)
	Minority interests effect on U.S. GAAP adjustments	(56)	26
	Shareholders’ equity attributable to equity holders of the Parent under U.S. GAAP	16,824	15,876

APPENDIX 12 – Response to Staff Comment 22

2005 Form 20-F – Page F-220

(k) Deferred Taxes on Equity Reserves

Deferred taxes are not calculated on equity reserves generated by either domestic and foreign group companies regarding unremitted earnings or revaluation of assets if those reserves will not be distributed.

Deferred taxes are calculated on equity reserves generated by domestic group companies regarding unremitted earnings and revaluation of assets irrespective of whether they will be distributed or not. During 2003 a new tax law in Italy allows the Group to prepare consolidated tax returns, as a result the Group will not calculate deferred taxes on unremitted earnings generated after December 31, 2002.

In particular, equity reserves generated by revaluation of assets relates to tangible assets in Italian subsidiaries that were occasionally restated for tax purposes to compensate for the effects of inflation. The amount that offsets the increase in the tax basis of tangible assets is described as a credit to “revaluation surplus”, which is a component of equity for tax purposes.

That amount becomes taxable in certain situations, such as in the event of a liquidation of the Italian subsidiary or if the earnings associated with the revaluation surplus are distributed.

APPENDIX 13 – Response to Staff Comment 23 and 24

2005 Form 20-F – Page F-223

The following consolidated balance sheets at December 31, 2006 and 2005 and the consolidated income statements for each of the three years in the period ended December 31, 2006 reflect the impacts of the significant differences between IFRS as published by IASB, EU GAAP and US GAAP as discussed in Sections 1 and 2 of Part M.

	At December, 31
	2006	2005
	(€/mil)
ASSETS
Cash and due from banks		1,107
Interest-bearing deposits in other banks		3,030
Federal funds sold and securities purchased under resale agreements or similar arrangements		14,027
Trading account assets		25,643
Investment securities held to maturity		2,535
Investment securities available for sale		28,802
Loans, net of allowance for loan losses of [XX] million and 5,059 million in 2006 and 2005, respectively		150,881
Insurance assets attributable to policyholders and other assets related to insurance business		21,866
Premises and equipment		1,642
Equity investments		1,765
Asset held for sale		220
Other assets		15,367
Total Assets		266,885
LIABILITIES & SHAREHOLDERS’ EQUITY
Deposits		101,855
Short-term borrowings		6,300
Securities sold under repurchase agreement		17,373
Other interest bearing liabilities		17,189
Other liabilities		15,123
Liabilities held for sale		164
Long-term debt		47,340
Insurance reserves		44,428
Total Liabilities		249,772

Minority interest in consolidated subsidiaries		289

Capital stock		5,239
Accumulated other comprehensive income		901
Retained earnings and other reserves		10,684
Total Shareholder’s equity		16,824
Total Liabilities and Shareholders’ equity		266,885

	For the year ended December 31,
	2006	2005	2004
	(€/mil)

Interest income		7,972	7,287
Interest expense		(3,852)	(3,420)
Net interest income		4,120	3,867
Net write-offs and provision for loan losses		(459)	(528)
Net interest income after provision for loan losses		3,661	3,339
Non interest income:
Investment and brokerage services		1,782	1,948
Fees from other customer services		1,701	2,149
Trading account gain (losses)		643	(230)
Equity investment gains		70	64
Securities gains		442	11
Insurance commissions, fees and premiums		4,418	2,992
Other income		462	395
Total non interest income		9,518	7,329
Non interest expense:
Salaries and employee benefits		(2,797)	(2,944)
Net occupancy expenses of premises		(210)	(222)
Goodwill impairment		(1)	—
Net cost operation of premises and equipment		(253)	(314)
Amortization of intangibles		(420)	(444)
Other expenses related to insurance business		(4,896)	(2,990)
Other expenses		(2,244)	(2,755)
Total non interest expense		(10,821)	(9,669)
Income from continuing operations before income tax expense		2,358	999
Income tax expense		(674)	(385)
Net income from continuing operations		1,684	614
Loss from discountinued operations net of income tax		(35)	—
Net income before minority interest		1,649	614
Minority interest		(57)	(55)
Net income		1,592	559

APPENDIX 14 – Response to Staff Comment 25

2005 Form 20-F – Page F-235

Table 2 Summary reconciliation of the consolidated net income according to IFRS 1(*)

			2004
			(**)
			(€/mil)

Net income applying Italian GAAP			1,441
- pertaining to the Group			1,393
- minority interests			48
30.		Net interest income	(27)
60.		Net commissions	(3)
180 a	)	Personnel costs	(15)
180 b	)	Other Administrative costs	(7)
190.		Net provisions for risk and charges	(1)
200.		Net adjustments to tangible assets	(4)
210.		Net adjustments to intangible assets	104
220.		Other operating charge/income	1
240.		Profit (losses) on investments in associates and companies subject to joint control	25
270.		Profit (losses) on disposal of investments	(1)
290.		Income taxes for the period	(18)
300.		Profit (loss) for the period attributable to minority interests	7
		Total adjustments for IAS/IFRS	61
Net income applying IAS/IFRS			1,502
- pertaining to the Group			1,447
- minority interests			55

(*) The amounts shown in the table do not reflect the overall effect on single income captions affected by the reconciliation since they do not take into account the reclassifications between captions through the application of new accounting standards and the extension of the area of consolidation..

(**) Excluding IAS 32 and 39 and IFRS 4.

Net interest income: in accordance with IAS 37, at January 1, 2004, the relevant accruals for provision for risks and charges have been reduced to take into account the cost of money by discounting the expected future cash outflows; the statement of income for the 2004 financial year has been adjusted by a charge for interest payable calculated on the amounts accrued.

Net commissions: in accordance with IFRS 2 the 2004 statement of income reflects the commission expense related to stock option plan referred to the private banker; this caption also reflects the accruals recognized in accordance with IAS 37 for the fidelity plan referred to the private banker.

Personnel costs: in accordance with IAS 19 the accruals related to provisions for employee termination indemnities have been calculated on the basis of the existing workforce taking into account the expected length of service, and the total liability matured has been subjected to actuarial calculations. The accrual at 1 January 2004 was made taking into account also all prior year actuarial losses and gains as permitted by the transition provisions. The 2004 statement of income reflects a negative adjustment of 3 million of euro for the different accruals recorded in personnel costs. Furthermore, with reference to the accruals for commitments to make good the technical deficit in the defined benefit pension funds the 2004 statement on income reflects a negative adjustment of 9 million of euro  to take into consideration the “projected unit credit method” and other requirements set out in IAS 19.

In accordance with IFRS 2, the 2004 statement of income also reflect a negative adjustment for 3 million of euro related to the stock option plan in favor of employees.

Other administrative costs: This caption reflects the reversal of long-term charges and other intangible assets recognized in 2004 which, according to IAS 38, can no longer be capitalized.

Net provisions for risks and charges: the accruals for provision for risk and charges recorded in 2004 under previous Gaap which did not satisfy the stricter requirements of IAS 37 have been wholly eliminated for 9 million of euro.

The provisions for employees specifically required by IAS 19 have been adjusted to reflect the above principle requirement; the effect on the 2004 statement of income is negative for 10 million of euro.

Net adjustment to tangible assets: in the 2004 statement of income, the higher adjustments to the value of tangible fixed assets refer mainly to the amortization of leasehold property, which under previous Gaap had not been included in balance sheet.

In accordance with IFRS 1 at January 1, 2004 works of art were subjected to adjustment to fair value as a replacement of cost, based on appraisals carried out by independent experts. Since they are considered to be assets not subject to amortization, 2004 amortization charges (made on the basis of Italian accounting principles) have been reversed.

Net adjustment to intangible assets: following the adoption of  IFRS, goodwill is considered as an asset with an indefinite economic life and as such it can no longer be systematically amortized (as required, on the contrary, by Italian accounting principles). Goodwill must be reviewed annually for impairment (impairment test) and, if necessary, written down to reflect any “permanent loss in value”. The Sanpaolo IMI Group carried out an impairment test on goodwill recorded as of January 1, 2004 and December 31, 2004 which revealed no losses in value compared to the amounts reported in the financial statements. As already noted, no other adjustments were made to goodwill given that the Group decided not to adopt IFRS 3 to business combinations retrospectively. The write-up adjustment for 104 million of euro made to the caption refers to the reversal of 2004 amortization charges under previous Gaap and reflects positively on the result for 2004.

Other operating charge/income: in accordance with IAS 17 this caption mainly reflects the reversal of financial leasing fees recorded as operating charges under previous Gaap.

Profits (losses) on investments in associates and companies subject to joint control: under Italian Gaap goodwill implicit in the investments value in affiliated companies was amortized. The adjustments relate to the write-back of the 2004 amortization since IFRS 3 does not provide for the systematic amortization of goodwill with effect from 1 January 2004. The write-back of 2004 amortization has a positive effect on the economic result for 2004.

Profits (losses) on disposal of investments: the amount in reconciliation is referred to the reversal of 2004 capital gain, recognized under previous Gaap, on asset disposed in 2004 and revalued in IFRS first time application.

Income taxes for the period: this caption reflects the tax effect on the adjustment described above.

Profits (losses) for the period attributable to minority interests: under international accounting standards, all subsidiaries are consolidated on a line by line basis, and therefore, in the specific case of the Sanpaolo IMI Group, also the entire insurance sector, which was previously included in the consolidated accounts using the equity method. This change has not affected the Group shareholders’ equity in any way; however, the inclusion of investments previously consolidated on a proportional basis or carried at equity in the consolidation area of the consolidated financial statements prepared on a line by line basis, has affected minority interest.

The greater amount shown refers mainly to the line by line consolidation of Banka Koper which was previously consolidated using the proportional method.